UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GENESIS HEALTHCARE, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

37185X 106

(CUSIP Number)

Steven Fishman

c/o Formation Capital, LLC

3820 Mansell Road, Suite 280

Alpharetta, Georgia 30022

(770) 754-9660

Copy to:

Michael Sherman

Genesis Healthcare, Inc.

101 East State Street

Kennett Square, PA 19348

(610) 444-6350

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		HCCF Management Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		Georgia

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,293,272(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		CO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. HCCF Management Group, Inc. may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 1,003,512 shares of the Issuer’s Class A Common Stock, 2,289,361 shares of the Issuer’s Class C Common Stock and 2,289,361 OP Units, on an as-converted, as-exchanged basis, held by HCCF Management Group, Inc.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		HCCF Management Group XI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	22,626,174(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. HCCF Management Group XI, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 6,894,550 shares of the Issuer’s Class A Common Stock, 15,728,885 shares of the Issuer’s Class C Common Stock and 15,728,885 OP Units, on an as-converted, as-exchanged basis, held by HCCF Management Group XI, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		FC Profit Sharing, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,646,829(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. FC Profit Sharing, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 501,815 shares of the Issuer’s Class A Common Stock, 1,144,815 shares of the Issuer’s Class C Common Stock and 1,144,815 OP Units, on an as-converted, as-exchanged basis, held by FC Profit Sharing, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Arnold Whitman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	11,500(2)
	10.	Shared Dispositive Power	27,577,775(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(4)
14.	Type of Reporting Person (See Instructions)		IN

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Mr. Whitman may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 11,500 shares of the Issuer’s Class A Common Stock held by Mr. Whitman.
(3)	Represents (i) 501,815 shares of the Issuer’s Class A Common Stock, 1,144,815 shares of the Issuer’s Class C Common Stock and 1,144,815 OP Units on an as-converted, as-exchanged basis, owned by FC Profit Sharing, LLC, (ii) 6,894,550 shares of the Issuer’s Class A Common Stock, 15,728,885 shares of the Issuer’s Class C Common Stock and 15,728,885 OP Units on an as-converted, as-exchanged basis, owned by HCCF Management Group XI, LLC and (iii) 1,003,512 shares of the Issuer’s Class A Common Stock, 2,289,361 shares of the Issuer’s Class C Common Stock and 2,289,361 OP Units, on an as-converted, as-exchanged basis, owned by HCCF Management Group, Inc. FC Profit Sharing, LLC is ultimately controlled by Formation Capital, LLC, of which Mr. Whitman is an executive officer. Mr. Whitman is the managing member of HCCF Management Group XI, LLC and the President of HCCF Management Group, Inc.
(4)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Senior Care Genesis, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	14,327,388(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Senior Care Genesis, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 4,365,780 shares of the Issuer’s Class A Common Stock, 9,959,874 shares of the Issuer’s Class C Common Stock and 9,959,874 OP Units, on an as-converted, as-exchanged basis, held by Senior Care Genesis, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		David Reis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	14,327,388(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	14,327,388(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		14,327,388(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		17.1%(2)
14.	Type of Reporting Person (See Instructions)		IN

(1)	Represents 4,365,780 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 9,959,874 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 9,959,874 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis, owned by Senior Care Genesis, LLC. Mr. Reis is the managing member of Senior Care Development, LLC, the manager of Senior Care Genesis, LLC.
(2)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 83,724,399 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock and exchange of all OP Units held by Senior Care Genesis, LLC.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		OpCo Rok, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,191,953(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. OpCo Rok, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 363,207 shares of the Issuer’s Class A Common Stock, 828,602 shares of the Issuer’s Class C Common Stock and 828,602 OP Units, on an as-converted, as-exchanged basis, held by OpCo Rok, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		ZAC Properties XI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		Virginia

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	13,027,175(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. ZAC Properties XI, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 3,969,584 shares of the Issuer’s Class A Common Stock, 9,056,014 shares of the Issuer’s Class C Common Stock and 9,056,014 OP Units, on an as-converted, as-exchanged basis, held by ZAC Properties, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Steven Fishman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	3,284,806(2)
	10.	Shared Dispositive Power	14,674,004(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(4)
14.	Type of Reporting Person (See Instructions)		IN

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Mr. Fishman may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 1,000,932 shares of the Issuer’s Class A Common Stock, 2,283,476 shares of the Issuer’s Class C Common Stock and 2,283,476 OP Units, on an as-converted, as-exchanged basis held by Mr. Fishman.
(3)	Represents 501,815 shares of the Issuer’s Class A Common Stock, 1,144,815 shares of the Issuer’s Class C Common Stock and 1,144,815 OP Units owned by FC Profit Sharing, LLC and 3,969,584 shares of the Issuer’s Class A Common Stock, 9,056,014 shares of the Issuer’s Class C Common Stock and 9,056,014 OP Units owned by ZAC Properties XI, LLC, on an as-converted, as-exchanged basis. FC Profit Sharing, LLC is ultimately controlled by Formation Capital, LLC, of which Mr. Fishman is an executive officer. Mr. Fishman is the managing member of ZAC Properties XI, LLC.
(4)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		George V. Hager, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	3,331,069(2)
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		IN

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Mr. Hager may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 1,545,953 shares of the Issuer’s Class A Common Stock, 1,784,805 shares of the Issuer’s Class C Common Stock and 1,784,805 OP Units on an as-converted, as-exchanged basis, held by Mr. Hager.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Robert and Debra F. Hartman Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		IL

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	800,431(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. The Robert and Debra F. Hartman Family Trust may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 243,904 shares of the Issuer’s Class A Common Stock, 556,430 shares of the Issuer’s Class C Common Stock and 556,430 OP Units, on an as-converted, as-exchanged basis, held by the Robert and Debra F. Hartman Family Trust.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Midway Gen Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,908,412(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Midway Gen Capital, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 1,190,955 shares of the Issuer’s Class A Common Stock, 2,716,984 shares of the Issuer’s Class C Common Stock and 2,716,984 OP Units, on an as-converted, as-exchanged basis, held by Midway Gen Capital, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Robert Hartman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,908,412(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		IN

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Mr. Hartman may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 1,190,955 shares of the Issuer’s Class A Common Stock, 2,716,984 shares of the Issuer’s Class C Common Stock and 2,716,984 OP Units, on an as-converted, as-exchanged basis, owned by Midway Gen Capital, LLC, of which Mr. Hartman is the manager.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Biret Operating LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	565,721(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Biret Operating LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 172,384 shares of the Issuer’s Class A Common Stock, 393,269 shares of the Issuer’s Class C Common Stock and 393,269 OP Units, on an as-converted, as-exchanged basis, held by Biret Operating LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Grandview Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	207,740(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Grandview Investors LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 63,302 shares of the Issuer’s Class A Common Stock, 144,413 shares of the Issuer’s Class C Common Stock and 144,413 OP Units, on an as-converted, as-exchanged basis, held by Grandview Investors LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Max Moxi LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		NY

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	223,083(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Max Moxi LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 67,977 shares of the Issuer’s Class A Common Stock, 155,079 shares of the Issuer’s Class C Common Stock and 155,079 OP Units, on an as-converted, as-exchanged basis, held by Max Moxi LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		GRFC Gazelle LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	456,877(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. GRFC Gazelle LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 139,218 shares of the Issuer’s Class A Common Stock, 317,604 shares of the Issuer’s Class C Common Stock and 317,604 OP Units, on an as-converted, as-exchanged basis, held by GRFC Gazelle LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Gazelle Riverside LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,136,024(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Gazelle Riverside LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 346,164 shares of the Issuer’s Class A Common Stock, 789,722 shares of the Issuer’s Class C Common Stock and 789,722 OP Units, on an as-converted, as-exchanged basis, held by Gazelle Riverside LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Gazelle Light LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,311,099(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Gazelle Light LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 704,228 shares of the Issuer’s Class A Common Stock, 1,606,591 shares of the Issuer’s Class C Common Stock and 1,606,591 OP Units, on an as-converted, as-exchanged basis, held by Gazelle Light LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Gazelle Herne Hill LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	446,112(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Gazelle Herne Hill LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 446,112 shares of the Issuer’s Class A Common Stock held by Gazelle Herne Hill LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		L Gen Associates
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,108,181(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		PN

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. L Gen Associates may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 3,108,181 shares of the Issuer’s Class A Common Stock held by L Gen Associates.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Gazelle Sing LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,486,517(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Gazelle Sing LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 2,486,517 shares of the Issuer’s Class A Common Stock held by Gazelle Sing LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Gazelle Costa Brazil LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	621,664(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Gazelle Costa Brazil LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 621,664 shares of the Issuer’s Class A Common Stock held by Gazelle Costa Brazil LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Dreyk LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,374,991(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Dreyk LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 1,028,413 shares of the Issuer’s Class A Common Stock, 2,346,169 shares of the Issuer’s Class C Common Stock and 2,346,169 OP Units, on an as-converted, as-exchanged basis, held by Dreyk LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		GHC Class B LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,629,533(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. GHC Class B LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 779,766 shares of the Issuer’s Class A Common Stock, 849,619 shares of the Issuer’s Class C Common Stock and 849,619 OP Units, on an as-converted, as-exchanged basis, held by GHC Class B LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Sing Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	74,142(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Sing Investments LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 74,142 shares of the Issuer’s Class A Common Stock held by Sing Investments LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Larts Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	97,454,151(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	74,142(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		97,454,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		72.4%(3)
14.	Type of Reporting Person (See Instructions)		OO

(1)	Represents 36,679,788 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 60,763,783 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 60,763,783 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis. Larts Investments LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 of the Original Schedule 13D with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 36,679,788 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 60,763,783 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174115 to one and (iii) 60,763,783 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure under the caption “Voting Agreement” within Item 6 of the Original Schedule 13D.
(2)	Represents 74,142 shares of the Issuer’s Class A Common Stock held by Larts Investments LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,537,154 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):		Isaac Neuberger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	16,715,826(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	16,715,826(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		16,715,826(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		20.8%(2)
14.	Type of Reporting Person (See Instructions)		IN

(1)	Represents (i) 172,384 shares of the Issuer’s Class A Common Stock (as defined in Item 1 of the Original Schedule 13D), 393,269 shares of the Issuer’s Class C Common Stock (as defined in Item 1 of the Original Schedule 13D) and 393,269 OP Units (as defined in Item 1 of the Original Schedule 13D), on an as-converted, as-exchanged basis, owned by Biret Operating LLC, of which Mr. Neuberger is the manager, (ii) 63,302 shares of the Issuer’s Class A Common Stock, 144,413 shares of the Issuer’s Class C Common Stock and 144,413 OP Units, on an as-converted, as-exchanged basis, owned by Grandview Investors LLC, of which Mr. Neuberger is the manager, (iii) 67,977 shares of the Issuer’s Class A Common Stock, 155,079 shares of the Issuer’s Class C Common Stock and 155,079 OP Units, on an as-converted, as-exchanged basis, owned by Max Moxi LLC, of which Mr. Neuberger is the manager, (iv) 139,218 shares of the Issuer’s Class A Common Stock, 317,604 shares of the Issuer’s Class C Common Stock and 317,604 OP Units, on an as-converted, as-exchanged basis, owned by GRFC Gazelle LLC, of which Mr. Neuberger is the manager, (v) 346,164 shares of the Issuer’s Class A Common Stock, 789,722 shares of the Issuer’s Class C Common Stock and 789,722 OP Units, on an as-converted, as-exchanged basis, owned by Gazelle Riverside LLC, of which Mr. Neuberger is the manager, (vi) 704,228 shares of the Issuer’s Class A Common Stock, 1,606,591 shares of the Issuer’s Class C Common Stock and 1,606,591 OP Units, on an as-converted, as-exchanged basis, owned by Gazelle Light LLC, of which Mr. Neuberger is the manager, (vii) 446,112 shares of the Issuer’s Class A Common Stock owned by Gazelle Herne Hill LLC, of which Mr. Neuberger is the manager, (viii) 3,108,181 shares of the Issuer’s Class A Common Stock owned by L Gen Associates, of which Mr. Neuberger is the manager, (ix) 2,486,517 shares of the Issuer’s Class A Common Stock owned by Gazelle Sing LLC, of which Mr. Neuberger is the manager, (x) 621,644 shares of the Issuer’s Class A Common Stock owned by Gazelle Costa Brazil LLC, of which Mr. Neuberger is the manager, (xi) 1,028,413 shares of the Issuer’s Class A Common Stock, 2,346,169 shares of the Issuer’s Class C Common Stock and 2,346,169 OP Units, on an as-converted, as-exchanged basis, owned by Dreyk LLC, of which Mr. Neuberger is the manager, (xii) 779,766 shares of the Issuer’s Class A Common Stock, 849,619 shares of the Issuer’s Class C Common Stock and 849,619 OP Units, on an as-converted, as-exchanged basis, owned by GHC Class B LLC, of which Mr. Neuberger is the manager, (xiii) 74,142 shares of the Issuer’s Class A Common Stock owned by Sing Investments LLC, of which Mr. Neuberger is the manager, and (xiv) 74,142 shares of the Issuer’s Class A Common Stock owned by Larts Investments LLC, of which Mr. Neuberger is the manager.
(2)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 80,366,407 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock and exchange of all OP Units held by Biret Operating LLC, Grandview Investors LLC, Max Moxi LLC, GRFC Gazelle LLC, Gazelle Riverside LLC, Gazelle Light LLC, Gazelle Herne Hill LLC, L Gen Associates, Gazelle Sing LLC, Gazelle Costa Brazil LLC, Dreyk LLC, GHC Class B LLC, Sing Investments LLC and Larts Investments LLC.

This Schedule 13D (the “Amendment”) amends the Schedule 13D dated February 12, 2015, filed on behalf of the Reporting Persons as set forth therein with respect to beneficial ownership of shares of Genesis Healthcare, Inc. (formerly known as Skilled Healthcare Group, Inc.) (the “Original Schedule 13D”). The purpose of the Amendment is to reflect a correction made by the Issuer to the allocation of shares of the Issuer’s Class A Common Stock and Class C Common Stock issued pursuant to the Purchase and Contribution Agreement, dated as of August 18, 2014 and amended as of January 5, 2015 (as so amended, the “Purchase Agreement”), by and between the Issuer and FC-GEN Operations Investment, LLC. As a result of the correction, an additional 2,380,229 shares of Class A Common Stock and 2,380,229 fewer shares of Class C Common Stock were allocated and issued to the members of FC-GEN Operations Investment, LLC (the “FC-GEN Members”) on February 2, 2015. The aggregate number of shares of the Issuer’s Class A Common Stock and Class C Common Stock issued to the FC-GEN Members did not change as a result of the correction, and, except for de minimis changes as a result of rounding, each FC-GEN Member received the same number of shares of the Issuer’s Class A Common Stock and Class C Common Stock in the aggregate.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended as follows:

The Conversion Ratio is .000174115.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b). The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference. Because the Reporting Persons are parties to the Voting Agreement described in Item 6, each Reporting Person is deemed by Rule 13d-5(b)(1) of the Exchange Act to be the beneficial owner of all shares of the Issuer’s Class A Common Stock and Class C Common Stock beneficially owned by each party to the Voting Agreement. Therefore, as a result of such Rule, each Reporting Person may be deemed to have shared voting power over all of the 36,679,788 shares of the Issuer’s Class A Common Stock and 60,763,783 shares of Class C Common Stock subject to the Voting Agreement. In addition, if the 60,763,783 OP units beneficially owned by the members of the Voting Group were to be exchanged for shares of the Issuer’s Class A Common Stock as described in Item 1 above, such shares of Class A Common Stock would also be subject to the Voting Agreement. The Shares of Class A Common Stock beneficially owned by the parties to the Voting Agreement represent approximately 49.7% of the outstanding Class A Common Stock of the Issuer and the shares of Class C Common Stock held by the parties to the Voting Agreement represent approximately 94.2% of the outstanding Class C Common Stock of the

Issuer. The shares of Class A Common Stock, Class C Common Stock and OP units beneficially owned by the parties to the Voting Agreement represent approximately 63.2% of the outstanding shares of the Issuer’s Class A Common Stock on a fully as-converted and as-exchanged basis, and approximately 63.2% of the voting power of the Issuer. Included in the shares subject to the Voting Agreement are (i) 779,752 shares of the Issuer’s Class A Common Stock and 1,778,888 shares of the Issuer’s Class C Common Stock with respect to which Robert Hartman currently holds proxies and (ii) 4,696,134 shares of the Issuer’s Class A Common Stock and 6,033,183 shares of the Issuer’s Class C Common Stock with respect to which Mr. Hager currently holds proxies granted by members of management of the Issuer.

(c) Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Class A Common Stock in the past 60 days.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Class A Common Stock.

(e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2015

HCCF MANAGEMENT GROUP XI, LLC

By:	/s/ Arnold Whitman
Name: Arnold Whitman
Title: Sole Member

HCCF MANAGEMENT GROUP, INC.

By:	/s/ Arnold Whitman
Name: Arnold Whitman
Title: President

/s/ Arnold Whitman
Arnold Whitman

ZAC PROPERTIES XI, LLC

By:	/s/ Steven Fishman
Name: Steven Fishman
Title: Managing Member

FC PROFIT SHARING, LLC

By: Formation Capital, LLC, its sole member

By:	/s/ Steven Fishman
Name: Steven Fishman
Title: President

/s/ Steven Fishman
Steven Fishman

BIRET OPERATING LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GRANDVIEW INVESTORS LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

MAX MOXI LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GRFC GAZELLE LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE RIVERSIDE LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE LIGHT LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE HERNE HILL LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

L GEN ASSOCIATES

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE SING LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE COSTA BRAZIL LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

DREYK LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GHC CLASS B LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

SING INVESTMENTS LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

LARTS INVESTMENTS LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

OPCO ROK LLC

By: LFRI GEN, LLC, its managing member

By:	/s/ Samuel Rieder
Name: Samuel Rieder
Title: Director

/s/ George Hager
George Hager

SENIOR CARE GENESIS, LLC

By: Senior Care Development, LLC, its manager

By:	/s/ David Reis
Name: David Reis
Title: Managing Member

/s/ David Reis
David Reis

MIDWAY GEN CAPITAL, LLC

By:	/s/ Robert Hartman
Name: Robert Hartman
Title: Manager

/s/ Robert Hartman
Robert Hartman

ROBERT AND DEBRA F. HARTMAN FAMILY TRUST

By:	/s/ Debra F. Hartman
Name: Debra F. Hartman
Title: Trustee

/s/ Isaac Neuberger
Isaac Neuberger